

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2021

Eyal Barad
Chief Executive Officer
Cannabics Pharmaceuticals Inc.
3 Bethesda Metro Center, Suite 700
Bethesda, MD 20814

Re: Cannabics Pharmaceuticals Inc.
Registration Statement on Form S-1
Filed January 27, 2021
File No. 333-252454

Dear Mr. Barad:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note the number of shares of common stock registered for resale includes an amount equal to 300% of the shares of the amount currently issuable upon conversion of the convertible notes. In determining the number of shares to register, you must make a good-faith estimate of the maximum number of shares that you may issue upon conversion. Please provide an analysis on how you arrived at the number of shares being registered. Please refer to Securities Act Sections Compliance and Disclosure Question 139.10.

<u>General</u>

2.   In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. In addition, there can be no conditions that an investor can cause not to be satisfied, including conditions related to market price of the securities or investor's satisfactory completion of its due diligence requirements. Further, the closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. It appears that sections 7(b)(ii), 7(b)(iii), 7(b)(viii), 7(b)(ix), 7(b)(xxii) of the purchase agreement relate to closing conditions that must be in a form acceptable to the Buyer or subject to the Buyer's reasonable request. We also note that the Company has the right to require additional closings of tranches of additional notes at any time prior to December 31, 2021 (or such later date as the parties shall mutually agree). Accordingly, please revise to remove the common shares underlying the convertible notes that may be issued in connection with the additional closings. Alternatively, please provide us with your analysis as to your eligibility to register the resale of the common stock underlying the convertible notes that may be issued in connection with the additional closings at this time. For guidance, refer to Securities Act Sections Compliance & Disclosure Interpretation 139.11.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Deanna Virginio at 202-551-4530 or Celeste Murphy at 202-551-3257 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Steve Kronengold, Esq.